Algonquin Power & Utilities Corp. Declares
Fourth Quarter 2017 Common Share Dividend of U.S. $0.1165 (Cdn $0.1478)
Oakville, Ontario - November 14, 2017 - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN) announced today that the Board of Directors of APUC has declared a dividend of U.S. $0.1165 per share on its common shares, payable on January 12, 2018 to the shareholders of record on December 29, 2017 for the period from October 1, 2017 to December 31, 2017. Shareholders can elect to receive the dividend in the amount of Cdn $0.1478.
The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan, based on equivalent Canadian funds. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the fourth quarter of 2017.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its common shareholders that such dividends declared qualify as eligible dividends.
The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting AST Trust Company (Canada) at 1-800-387-0825 prior to the record date of the dividend.
The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the day before the declaration date.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,250 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.

Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com